June 25, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	P3 Health Partners Inc.
Registration Statement on Form S-3
Originally Filed June 18, 2024
Registration No. 333-280287

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday, June 27, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as P3 Health Partners Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Elisabeth M. Martin of Latham & Watkins LLP at (617) 948-6018 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

P3 Health Partners Inc.

By:	/s/ Atul Kavthekar
Atul Kavthekar
Chief Financial Officer

cc:	Leslie Fisher, P3 Health Partners Inc.
Wesley C. Holmes, Latham & Watkins LLP